SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Rural/Metro Corporation

(Name of Issuer)

Common Stock Par value $0.01 per share

(Title of Class of Securities)

781748108

(CUSIP number)

Falck Danmark A/S

Polititorvet, DK-1780 Copenhagen V

Denmark

Attn: Thomas Hinrichsen

Tel.: +45 3345 6313

with copies to:

Freshfields Bruckhaus Deringer US LLP

520 Madison Avenue

34th Floor

New York, NY 10022

Attn: Matthew L. Jacobson, Esq.

Tel: 212-284-4919

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

(Continued on the following pages)

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Falck Danmark A/S
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Falck A/S
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nordic Capital V Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nordic Capital V Alpha Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

Introductory Note.

The following constitutes Amendment No. 5 to the Schedule 13D dated May 4, 2009 filed by the undersigned Reporting Persons (the Initial Statement). The Initial Statement was last amended and restated by Amendment No. 4, dated and filed with the Securities and Exchange Commission (SEC) on May 25, 2011 (Amendment No. 4). This Amendment No. 5 amends Amendment No. 4 and except as specifically set forth herein, Amendment No. 4 remains unmodified. Capitalized terms used herein and otherwise not defined have the meanings assigned to such terms in Amendment No. 4.

On June 30, 2011, the Issuer filed a certificate of merger with the Secretary of State of the State of Delaware, pursuant to which, among other matters, all shares of Common Stock held by the Reporting Persons were converted into the right to receive a stated amount of cash proceeds, and the Issuer began the process of deregistering its Common Stock under the Securities Exchange Act of 1934.

This Amendment therefore constitutes an “exit” filing with respect to the Shares previously reported by the Reporting Persons.

Item 4.	Purpose of the Transaction.

The response in Item 4 of Amendment No. 4 is hereby amended and supplemented by adding the following:

On June 30, 2011, Falck Danmark disposed of 3,306,526 shares of Common Stock at $17.25 per share.

Item 5.	Interest in Securities of the Issuer.

The response in Item 5 of Amendment No. 4 is hereby amended and supplemented by adding the following:

(a) As of the date of this Amendment No. 5, none of the Reporting Persons beneficially own any shares of Common Stock of the Issuer.

(b) As of the date of this Amendment No. 5, none of the Reporting Persons are deemed to hold any power to vote or to dispose of any shares of Common Stock of the Issuer as described in (a) above.

(c) Pursuant to the terms of the Agreement and Plan of Merger, dated March 28, 2011, among the Issuer, WP Rocket Holdings LLC and WP Rocket Merger Sub, at the close of business on June 30, 2011, following the filing of a certificate of merger with the Secretary of State of the State of Delaware, each of the 3,306,526 shares of Common Stock owned in aggregate by the Reporting Persons was automatically canceled and converted into the right to receive a per share amount equal to $17.25 in cash, without interest.

Other than the transactions described herein and in Amendment No. 4, to the knowledge of the Reporting Persons, none of the persons set forth in Schedule 1 has effected any transactions in the Common Stock of the Issuer during the past sixty days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) As of the close of business on June 30, 2011, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2011

FALCK DANMARK A/S

By:	/s/ Matthew Jacobson
Name:	Matthew Jacobson
Title:	Attorney-in-fact

FALCK A/S

By:	/s/ Matthew Jacobson
Name:	Matthew Jacobson
Title:	Attorney-in-fact

NORDIC CAPITAL V LIMITED

By:	/s/ Matthew Jacobson
Name:	Matthew Jacobson
Title:	Attorney-in-fact

NORDIC CAPITAL V ALPHA LIMITED

By:	/s/ Matthew Jacobson
Name:	Matthew Jacobson
Title:	Attorney-in-fact